UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

April 24, 2006
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101	
Naples, Florida	34102-5624
(Address of principal executive offices)	(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On April 24, 2006, TIB Financial Corp. issued a press release announcing certain financial results and additional information. A copy of the press release is attached to this Form 8-K.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits

99.1 Press Release dated April 24, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP.

By: /s/ Edward V. Lett

Edward V. Lett
President and Chief Executive Officer

Date: April 25, 2006



Exhibit 99.1

FOR IMMEDIATE RELEASE

TIB FINANCIAL CORP. REPORTS RECORD INCREASES IN NET INCOME AND EPS AND STRONG GROWTH OF LOANS AND DEPOSITS

NAPLES, Fla. April 24 - TIB Financial Corp. (Nasdaq: TIBB), parent of TIB Bank, a leading community bank serving the greater Naples-Fort Myers area, South Miami-Dade County and the Florida Keys, today reported first quarter net income and earnings per share from continuing operations of $2.36 million and $0.40 per diluted share compared to $1.35 million and $0.23 in the prior year, reflecting increases of 75% and 74% respectively. Comparisons made herein are presented on a continuing operations basis and do not include discontinued operations during 2005.

Book value per common share outstanding as of March 31, 2006 was $13.66 per share. Tangible book value per common share as of March 31, 2006 was $13.46 per share.

TIB Financial also reported total assets of $1.19 billion as of March 31, 2006, representing 10% organic balance sheet growth since December 31, 2005 and 26% growth from $939.3 million as of March 31, 2005. Total loans increased 30% to $935.4 million at March 31, 2006, compared with $717.2 million a year ago, while total deposits increased to $1.03 billion as of March 31, 2006, compared to $799.3 million as of March 31, 2005, a 29% increase.

"What had been characterized as sustainable growth patterns in previous earnings releases has exceeded our expectations in the first three months of 2006. A 74% increase in earnings per diluted share to $0.40 in the first quarter of '06 over the first quarter of '05 is strong indication that TIB's strategic expansion plan is gathering momentum. As TIB's quality customer service standards are applied in some of our country's most dynamic growth markets, market share shift continues to accelerate," said Edward V. Lett, the Company's CEO and President. "Quarter after quarter the TIB team of officers and employees continues to impress upon the market how quality community banking can enhance their banking experience.

"TIB continues to emerge as a high-performing community bank as we execute with consistency our community bank strategy." Lett continues, " We believe our dynamic marketplace and our business model represent an attractive choice for investors seeking both growth and value, at a time when intense competition, a flat yield curve and asset quality concerns curtail opportunities to achieve above-average returns elsewhere in the banking industry."

The increase in net income from continuing operations for the first quarter of 2006 over the same period a year ago resulted primarily from a 33% increase in net interest income, from $8.61 million a year ago to $11.48 million in the current quarter. The tax equivalent net interest margin of 4.45% for the three months ended March 31, 2006, expanded in comparison with the 4.40% and 4.37% net interest margins reported during the first and fourth quarters of 2005, respectively.

Non-interest income, which includes service charges, real estate fees and other operating income, totaled $1.45 million for the first quarter of 2006, representing a 3% decrease from the first quarter of 2005. This decrease is primarily attributable to a lower volume of residential real estate closings in the Monroe and Collier county markets resulting in lower fees on mortgage loans sold. Additionally, continued increases in the usage of electronic and online banking products are resulting in lower fees per account but are offset partially by increased transaction volumes. TIB continues to encourage the sale and usage of these products to increase efficiency of banking operations.

The Company's management of growth and expansion balanced with continued emphasis on cost containment resulted in non-interest expense for the first quarter of 2006 of $8.57 million, an increase of 15% compared to $7.48 million for the first quarter of 2005. This increase supports our investment in the people, systems and facilities, which contribute to the momentum of our 28% increase in total revenue for the same periods. The increase in non-interest expense is primarily attributable to a 20% increase in employee salaries and benefits and a 17% increase in net occupancy expense related to the Company's growth and expansion in the southwest Florida market. The realization of improving economies of scale is apparent as our operating costs increase at a slower rate than the overall growth rate of the Company.

Two major factors contributed to TIB Financial Corp.'s higher effective income tax rate of 38% for the quarter ended March 31, 2006, as compared to 34% for the first quarter of 2005. The primary factor is the higher overall level of pre-tax income from continuing operations resulting in a higher statutory tax rate. In addition, the lower proportion of tax free interest income to pre-tax income results in the provision for income taxes approaching statutory rates.

Credit quality remained solid during the first quarter of 2006. As of March 31, 2006, the allowance for loan losses totaled $7.84 million, or 0.84% of total loans and 571% of non-performing loans. These figures compare with 0.91% and 1,673%, respectively, as of March 31, 2005. Annualized net charge-offs represented 0.11% of average loans for the quarter ended March 31, 2006, and 0.17% for the quarter ended March 31, 2005.

During the first quarter of 2006, the Board of Directors of TIB Financial Corp. declared a quarterly cash dividend of $0.1175 per share on its common stock. The cash dividend was paid on April 10, 2006, to all TIB Financial Corp. common shareholders of record as of March 31, 2006. This dividend, when annualized, represents $0.47 per share.

About TIB Financial Corp.

Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services company with approximately $1.2 billion in total assets and 16 full-service banking offices throughout the Florida Keys, Homestead, Naples, Bonita Springs and Fort Myers. The Company's stock is traded on The Nasdaq Stock Market under the symbol TIBB.

TIB Financial Corp., through its wholly-owned subsidiary, TIB Bank, serves the personal and commercial banking needs of local residents and businesses in their market areas. The Bank's experienced bankers are local community leaders, who focus on a relationship-based approach built around anticipating specific customer needs, providing sound advice and making timely decisions. To learn more about TIB Bank, visit www.tibbank.com.

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB's investor relations site at www.tibfinancialcorp.com. For more information, contact Edward V. Lett, Chief Executive Officer and President, or David P. Johnson, Executive Vice President and Chief Financial Officer, at (239)263-3344.

# # # # #

Except for historical information contained herein, the statements made in this press release constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements involve certain risks and uncertainties, including statements regarding the Company's strategic direction, prospects and future results. Certain factors, including those outside the Company's control, may cause actual results to differ materially from those in the "forward-looking" statements, including economic and other conditions in the markets in which the Company operates; risks associated with acquisitions, competition, seasonality and the other risks discussed in our filings with the Securities and Exchange Commission, which discussions are incorporated in this press release by reference.

SUPPLEMENTAL FINANCIAL DATA FOLLOWS

TIB Financial Corp. and Subsidiaries
Unaudited Consolidated Statements of Income

		For the Quarter Ended			
(in thousands, except per share data)	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Interest and dividend income	$ 18,879	$ 17,360	$ 15,503	$ 14,225	$ 12,346
Interest expense	7,397	6,574	5,409	4,589	3,732
Net interest income	11,482	10,786	10,094	9,636	8,614
Provision for loan losses	554	649	448	730	586
Non-interest income:					
Service charges on deposit accounts	556	584	601	567	608
Investment securities gains, net	-	-	1	-	-
Fees on mortgage loans sold	425	345	461	582	492
Other income	469	460	491	668	398
Total non-interest income	1,450	1,389	1,554	1,817	1,498
Non-interest expense:					
Salaries & employee benefits	4,948	4,725	4,529	4,335	4,135
Net occupancy expense	1,482	1,507	1,380	1,344	1,271
Other expense	2,143	2,349	2,282	1,929	2,070
Total non-interest expense	8,573	8,581	8,191	7,608	7,476
Income before income tax expense	3,805	2,945	3,009	3,115	2,050
Income tax expense	1,442	1,047	1,060	1,118	702
Income from continuing operations	2,363	1,898	1,949	1,997	1,348
Income from discontinued operations, net of tax	-	4,141	105	187	199
NET INCOME	$ 2,363	$ 6,039	$ 2,054	$ 2,184	$ 1,547
BASIC EARNINGS PER SHARE:					
Continuing operations	$ 0.41	$ 0.33	$ 0.34	$ 0.35	$ 0.24
Discontinued operations	-	0.72	0.02	0.03	0.03
Basic earnings per share	$ 0.41	$ 1.05	$ 0.36	$ 0.38	$ 0.27
DILUTED EARNINGS PER SHARE:					
Continuing operations	$ 0.40	$ 0.32	$ 0.33	$ 0.34	$ 0.23
Discontinued operations	-	0.70	0.02	0.03	0.03
Diluted earnings per share	$ 0.40	$ 1.02	$ 0.35	$ 0.37	$ 0.26

Selected Financial Data (Dollars in thousands)

Selected Ratios and Statistics		As Of or For the Quarter Ended								
		March 31, 2006		December 31, 2005		September 30, 2005		June 30, 2005		March 31, 2005
Real estate mortgage loans:										
Commercial	$	467,011	$	451,969	$	428,314	$	411,504	$	393,362
Residential		76,809		76,003		73,474		75,540		70,490
Farmland		7,005		4,660		3,991		4,550		4,825
Construction and vacant land		155,939		125,207		106,015		85,134		67,552
Commercial and agricultural loans		81,871		80,055		74,202		62,864		57,647
Indirect auto dealer loans		120,648		118,018		113,639		108,178		98,633
Home equity loans		17,034		17,232		17,220		16,056		14,637
Other consumer loans		9,124		9,228		9,428		10,022		10,075
Total loans	$	935,441	$	882,372	$	826,283	$	773,848	$	717,221
Gross loans	$	937,092	$	884,024	$	828,081	$	775,759	$	719,285
Net loan charge-offs	$	257	$	256	$	308	$	258	$	288
Allowance for loan losses	$	7,843	$	7,546	$	7,153	$	7,013	$	6,541
Allowance for loan losses/total loans		0.84%		0.86%		0.87%		0.91%		0.91%
Non-performing loans	$	1,374	$	956	$	532	$	482	$	391
Allowance for loan losses/non-performing loans		570.82%		789.33%		1,344.55%		1,454.98%		1,672.89%
Non performing loans/gross loans		0.15%		0.11%		0.06%		0.06%		0.05%
Annualized net charge-offs/average loans		0.11%		0.12%		0.15%		0.14%		0.17%
Total interest-earning assets	$	1,102,274	$	1,000,072	$	984,994	$	941,373	$	863,495
Other real estate owned	$	-	$	190	$	190	$	190	$	190
Intangibles, net of accumulated amortization	$	1,028	$	1,100	$	1,172	$	1,247	$	1,320
Interest bearing deposits:										
NOW accounts	$	140,669	$	104,641	$	88,570	$	85,479	$	89,055
Money market		182,951		167,072		164,007		179,815		169,391
Savings deposits		48,649		47,091		47,638		49,884		48,783
Time deposits		451,717		431,804		446,309		341,703		307,040
Non-interest bearing deposits		209,040		169,816		166,821		213,328		185,012
Total deposits	$	1,033,026	$	920,424	$	913,345	$	870,209	$	799,281
Tax equivalent net interest margin		4.45%		4.37%		4.37%		4.40%		4.40%
Return on average assets *		0.85%		2.28%		0.82%		0.91%		0.72%
Return on average equity*		12.18%		32.90%		11.45%		12.62%		9.20%
Non-interest expense/tax equivalent net interest income and non-interest income		65.86%		70.01%		69.84%		65.98%		73.34%
Average diluted shares		5,919,517		5,929,496		5,914,540		5,885,595		5,866,099
End of quarter shares outstanding		5,834,038		5,792,598		5,761,746		5,712,264		5,706,939
Total equity	$	79,677	$	77,524	$	72,011	$	70,740	$	68,279
Total assets	$	1,186,838	$	1,075,611	$	1,053,894	$	1,012,885	$	939,326

_____

* Calculation includes discontinued operations when applicable

Quarterly average balances and yields (Dollars in thousands)

		Quarter Ended March 31, 2006				Quarter Ended March 31, 2005		
		Average Balances	Interest**	Yield**		Average Balances	Interest**	Yield**
Loans	$	913,725	$ 17,329	7.69%	$	686,418	$ 11,312	6.68%
Investments		109,310	1,299	4.82%		77,702	875	4.57%
Interest bearing deposits		396	4	4.10%		633	4	2.56%
Federal Home Loan Bank stock		2,640	36	5.53%		2,555	27	4.29%
Fed funds sold		27,128	296	4.43%		34,348	209	2.47%
Total interest earning assets		1,053,199	18,964	7.30%		801,656	12,427	6.29%
Non-interest earning assets		76,764				73,775		
Total assets	$	1,129,963			$	875,431		
Interest bearing liabilities:								
NOW	$	134,403	$ 735	2.22%	$	91,727	$ 178	0.79%
Money market		167,499	1,262	3.06%		158,655	633	1.62%
Savings		49,282	75	0.62%		46,537	52	0.45%
Time		443,195	4,552	4.17%		284,232	2,238	3.19%
Total interest-bearing deposits		794,379	6,624	3.38%		581,151	3,101	2.16%
Short-term borrowings and FHLB advances		38,421	366	3.86%		39,814	248	2.53%
Long-term borrowings		17,000	407	9.71%		17,208	383	9.03%
Total interest bearing liabilities		849,800	7,397	3.53%		638,173	3,732	2.37%
Non-interest bearing deposits		182,878				158,525		
Other liabilities		18,590				10,555		
Shareholders' equity		78,695				68,178		
Total liabilities and shareholders' equity	$	1,129,963			$	875,431		
Net interest income and spread			$ 11,567	3.77%			$ 8,695	3.92%
Net interest margin				4.45%				4.40%

_____
** Presented on a fully tax equivalent basis.